Mail Stop 3561

July 2, 2008

Mr. Daniel J. Juhl
Chairman and Chief Executive Officer
Juhl Wind, Inc.
996 190<sup>th</sup> Avenue
Woodstock, Minnesota 56186

      **Re:**    **Juhl Wind, Inc.**
              **Item 4.01 Form 8-K**
              **Filed June 25, 2008**
              **File No. 333-141010**

Dear Mr. Juhl:

      We have completed our review of your Form 8-K and have no further comments at this time.

                        Sincerely,


                        Ta Tanisha Meadows
                        Staff Accountant